UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: November 3, 2006
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM TO ACQUIRE ARMENIAN TELECOM OPERATOR

Moscow and New York (November 3, 2006) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it has signed an agreement with Hellenic Telecommunications Organization (“OTE”) to acquire 90% of CJSC Armenia Telephone Company (“Armentel”). The purchase price for 90% of Armentel is €341.9 million plus the assumption of approximately €40 million in net debt and obligations.

Armentel is a fixed-line and mobile operator in Armenia with licenses in the GSM-900 and CDMA standards. Armentel’s subscriber base includes approximately 600,000 fixed-line subscribers and 400,000 GSM subscribers.

The closing of the purchase of Armentel by VimpelCom is subject to the fulfillment of certain conditions, including approval by the government of Armenia.

Commenting on the signing of the purchase agreement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said: “We are pleased to announce the signing of this agreement that will enable our entry into Armenia, the sixth CIS country outside of Russia in which VimpelCom will have operations. With approximately 40% mobile market share, Armentel occupies a strong position in the Armenian market and we will work to enhance this position.”

The VimpelCom Group includes cellular companies operating in Russia and Kazakhstan and recently acquired cellular operators in Ukraine, Tajikistan, Uzbekistan, and Georgia. The VimpelCom Group’s cellular license portfolio covers a territory with a population of about 237 million. Geographically, it covers 78 regions of Russia (136.5 million, representing 94% of the Russia’s population), and the entire territory of Kazakhstan, Ukraine, Uzbekistan, Tajikistan, and Georgia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

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VimpelCom To Acquire Armenian Telecom Operator

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, among other things, to the acquisition of Armentel, receipt of government approvals for the acquisition, Armentel’s expected debt level at closing and the intended benefits to VimpelCom and its shareholders from this transaction. These statements are based on management’s best assessment of the anticipated closing of the acquisition, Armentel’s strategic and financial position and on future market conditions and trends. These statements involve risks and uncertainties. This transaction is subject to government approvals and the fulfillment of certain conditions, and there can be no assurance that such approvals will be obtained and/or such conditions will be met. Additionally, the actual outcome of the acquisition may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia, Armenia and the CIS and general economic developments in Russia, Armenia and the CIS and other factors. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com